November 29, 2012

VIA EDGAR TRANSMISSION

Mr. Jason Fox
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Direxion Insurance Trust (the “Trust”)
File Nos.: 333-93813 and 811-09761

Dear Mr. Fox:

This letter is in response to the Staff’s oral comments on October 10, 2012, provided telephonically, pursuant to your review of the Trust’s Form N-CSR dated December 31, 2011.  For your convenience in reviewing the Registrant’s responses, your comments and suggestions are included in bold typeface immediately followed by the Registrant’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS DATED OCTOBER 10, 2012

1)	In the Letter to Shareholders, please include a discussion in the commentary as to how investment in derivatives, if any, affected the performance of the Fund.

The Trust undertakes to make the requested revision in all subsequent reports to shareholders, if the Fund undertakes to materially invest in derivatives.

2)
Include as a note to the Letter to Shareholders a statement that performance does not include insurance contract or separate account fees and expenses of the insurance trust companies and if it did performance returns would be lower.

The Trust undertakes to include the following disclosure in the narrative section preceding the Expense Examples in all subsequent reports to shareholders:

The performance of the Fund does not include the fees and expenses imposed under variable annuity contracts and variable life insurance policies (“Contracts”) and certain qualified pension and retirement plans (“Plans”), which would decrease the Fund’s performance returns.

3)	In the Fund’s Average Annual Total Return Table, please include the commencement of operations date in the since inception caption and also in footnote one to the table.

The Trust undertakes to revise the “Since Inception” caption as well as the corresponding footnote to include the Fund’s commencement of operations date, February 1, 2005, in all subsequent reports to shareholders.

4)
In the Expense Example section, please include a statement that the example does not include insurance contract or separate account fees and expenses of the insurance trust companies and if it did, expenses would be higher.

The Trust undertakes to include the following disclosures in the narrative portion of the Expense Example section in all subsequent reports to shareholders:

The tables below do not reflect any fees and expenses imposed under variable annuity contracts and variable life insurance policies (“Contracts”) and certain qualified pension and retirement plans (“Plans”), which would increase overall fees and expenses.  Please refer to your Contract or Plan Prospectus for a description of those fees and expenses.

5)	In the Expense Example Table, please supplementally explain how the annualized expense ratio of 1.65% was calculated.

The Trust responds that effective September 1, 2011, the expense ratio of the Fund decreased from 1.85% to 1.60%.  Specifically, the Other Expenses charged by the Fund decreased 0.10%, and the Adviser contractually agreed to waive its advisory fees by 0.15%.  During the six-month period included in the calculation of the Expense Example, net assets of the Fund were disproportionally higher than during the period subsequent to the effective date of the change in expense ratio. The calculation of this ratio includes the expenses accrued in the Fund for the six-month period ended December 31, 2011 ($146,969) divided by the average net assets of the Fund for the same six-month period ($17,722,127).  The resulting amount was then annualized from the 184 day period represented by the six months ended December 31, 2011 to a 365 day year.

6)	In the Schedule of Investments, “Other Assets in Excess of Liabilities” should be identified as corresponding to Footnote (a).

The Trust undertakes to make the requested revision in all subsequent reports to shareholders.

7)
In the Statement of Operations, please confirm that the average net assets amount of $26,273,000 filed on Form NSAR is accurate.  It appears to differ from the amount presented in the Financial Highlights.

The Trust responds that average net assets of $26,273,000 filed on Form N-SAR is accurate and calculated per the instructions to Item 75 on Form N-SAR.  These instructions state that, for non-money market funds, the average net assets for the reporting period should be calculated by adding the net assets of the Fund on the first day of the reporting period and on the last day of each month during the period and then dividing this sum by the number of months in the period plus one.  The net assets presented in the Financial Highlights are the net assets on the reporting date of December 31, 2011.

8)	In the Financial Highlights, please consider removing footnote one as the amounts presented are annualized amounts.

The Trust undertakes to make the requested revision in all subsequent reports to shareholders.

9)	In the Trustees and Officers tables, please provide the address for the Interested and Non-Interested Trustees.

The Trust undertakes to make the requested revision in all subsequent reports to shareholders.

*     *     *     *     *     *

I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Patrick Rudnick by telephone at 414.765.6503.

Sincerely,

Direxion Insurance Trust

/s/ Daniel D. O’Neill

Name: Daniel D. O’Neill
Title:  President

cc:           Patrick Rudnick, U.S. Bancorp Fund Services, LLC
Robert Zutz, K&L Gates LLP